Exhibit 21.1

Our corporate structure, including our principal operating subsidiaries, is as follows:

Name of subsidiary	Jurisdiction of incorporation or organization
Creative Realities, LLC	Delaware
Wireless Ronin Technologies Canada, Inc.	Canada
Broadcast International, Inc.	Utah
ConeXus World Global, LLC	Kentucky